UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2011
Commission File Number: 000-26498

Ellomay Capital Ltd.
(Translation of registrant’s name into English)

9 Rothschild Blvd., Tel Aviv 66881, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

THE EXHIBITS TO THIS FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRANT’S REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-144171, 333-115826, 333-114428, 333-47842 AND 333-92493) AND FORM S-8 (NOS. 333-102288 AND 333-92491), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report on Form 6-K of Ellomay Capital Ltd. (the “Company”) consists of the following documents, which are attached hereto and incorporated by reference herein:

Exhibit 99.1.	Unaudited Condensed Consolidated Interim Financial Statements of the Company and its subsidiaries as at June 30, 2011 and the notes thereto.

Exhibit 99.2.	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the six months ended June 30, 2011 and 2010.

Exhibit 99.3.
A press release issued by the Company on September 26, 2011, titled “Ellomay Capital Reports Results for the Six Months ended June 30, 2011; Announces Share Buyback Program and Further Acquisitions in the Italian Photovoltaic Market.”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Ellomay Capital Ltd.

By:	/s/ Ran Fridrich
Ran Fridrich
Chief Executive Officer and Director

Dated:   September 26, 2011